SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549



02040957

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

RECEIVED

JUL 0 1 2002

164

PROCESSED

JUL 0 8 2002

THOMSON
FINANCIAL

(Mark One):

☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996]
For the fiscal year ended December 31, 2001

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transition period from _____ to_____

Commission file number _____

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: AMECO AND SUBSIDIARIES SALARIED EMPLOYEES 401(k) RETIREMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: FLUOR CORPORATION
One Enterprise Drive
Aliso Viejo, California 92656

REQUIRED INFORMATION

ITEM 1   Not Applicable.

ITEM 2   Not Applicable.

ITEM 3   Not Applicable.

ITEM 4   Financial Statements and Exhibit

(a)   Financial Statements

Financial statements and supplemental schedule prepared in accordance with the financial reporting requirements of ERISA filed hereunder are listed on page 3 hereof in the Index to Audited Financial Statements and Supplemental Schedule, in lieu of the requirements of Items 1 to 3 above.

(b)   Exhibit:

23   Consent of Independent Auditors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrative Committee that administers the Plan has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 28, 2002

AMECO AND SUBSIDIARIES SALARIED
EMPLOYEES 401(k) RETIREMENT PLAN

By: _____
Joseph Deacon
Secretary, Plan Administrative Committee

Audited Financial Statements
and Supplemental Schedule

AMECO and Subsidiaries
Salaried Employees
401(k) Retirement Plan

Years ended December 31, 2001 and 2000
with Report of Independent Auditors

AMECO and Subsidiaries Salaried Employees
401(k) Retirement Plan

Index to Audited Financial Statements and Supplemental Schedule

Report of Independent Auditors

The Administrative Committee
AMECO and Subsidiaries Salaried Employees 401(k) Retirement Plan

We have audited the accompanying financial statements of the AMECO and Subsidiaries Salaried Employees 401(k) Retirement Plan as of and for the years ended December 31, 2001 and 2000 as listed in the accompanying index to audited financial statements and supplemental schedule. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule listed in the accompanying index to audited financial statements and supplemental schedule is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

Irvine, California
June 24, 2002

4

AMECO and Subsidiaries Salaried Employees
401(k) Retirement Plan

Statements of Net Assets Available for Benefits

	December 31,	
	2001	2000
Assets		
Cash	$ —	$ 571
Investments, at fair value:		
Investments in Master Trust Accounts	**13,619,089**	12,230,986
Fluor Corporation common stock	**1,061,087**	1,099,777
Massey Energy Company common stock	**516,462**	419,753
Index funds	**333,114**	—
Mutual Fund Window	**68,710**	—
Bankers Trust Company Short-Term Investment Fund	**77,429**	1,113
Loans to participants	**764,018**	622,822
Total investments	**16,439,909**	14,374,451
Receivables:		
Accrued interest and dividends receivable	**4,830**	1,402
Total assets	**16,444,739**	14,376,424
Liabilities		
Excess contributions	**459**	14,549
Accrued expenses	**79,848**	1,078
Total liabilities	**80,307**	15,627
Net assets available for benefits	**$16,364,432**	$14,360,797

See accompanying notes.

5

AMECO and Subsidiaries Salaried Employees
401(k) Retirement Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,	
	2001	2000
Contributions:		
Participants	$ **2,180,574**	$ 2,114,970
Fluor Corporation	**849,410**	692,934
Rollover	**6,562**	15,647
Total contributions	**3,036,546**	2,823,551
Net investment income (loss):		
Share in net investment loss of Master Trust Accounts	**(529,757)**	(211,654)
Interest and dividends	**80,856**	39,882
Net appreciation (depreciation) of:		
Fluor Corporation common stock	**270,941**	(6,418)
Massey Energy Company common stock	**263,653**	62,739
Index funds	**7,907**	—
Mutual Fund Window	**378**	—
Net investment income (loss)	**93,978**	(115,451)
Total contributions and net investment income (loss)	**3,130,524**	2,708,100
Benefits, terminations and withdrawals	**(1,205,625)**	(788,120)
Administrative expenses	**(208,369)**	(12,474)
Asset transfers from other plans	**287,105**	12,453,291
Increase in net assets available for benefits	**2,003,635**	14,360,797
Net assets available for benefits:		
Beginning of year	**14,360,797**	—
End of year	**$16,364,432**	$14,360,797

See accompanying notes.

6

1. Description of the Plan

The AMECO and Subsidiaries Salaried Employees 401(k) Retirement Plan (the Plan) was established on January 1, 2000 by American Equipment Company, Inc. and Subsidiaries (AMECO or the Company) as a contributory defined contribution plan. AMECO is a wholly-owned subsidiary of Fluor Corporation (Fluor). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The following provides only general information about the Plan. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

Contributions, Eligibility and Vesting

Effective January 1, 2000, all AMECO employees participating in the Fluor Corporation Salaried Employees' Savings Investment Plan (SIP) became eligible to participate in the Plan and had the value of their existing SIP account and loan balances transferred into the Plan. Service prior to January 1, 2000 counts toward eligibility for the Company match and vesting.

Employees whose service commences after January 1, 2000 become eligible to participate in the Plan after completion of one hour of service. If a terminated employee is re-employed by the Company, such employee is immediately eligible to participate in the Plan upon reemployment, provided such person was an eligible employee at the date of termination.

Eligible participants may elect to contribute to the trust created under the Plan (the Trust) amounts ranging from 1% to 16% of their compensation, as defined. However, the maximum monthly contribution percentage may be decreased for highly compensated employees.

Participants may change their contribution percentages; such contribution percentage changes become effective as of the first payroll period following receipt of the change request by the recordkeeper.

The Company matches employee contributions at a rate determined annually by the Company. Employees must complete one year of continuous service, as defined, in order to become eligible for the Company match. There is no guaranteed minimum for matching contributions. For the years ended December 31, 2001 and 2000, the Company

AMECO and Subsidiaries Salaried Employees
401(k) Retirement Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Contributions, Eligibility and Vesting (continued)

matched 50% of employee contributions up to a maximum of 6% of each participant's eligible compensation.

Any employee who first becomes a participant on or after January 1, 2000, shall vest 100% in the Company match after five years of vested service. The non-vested portions of terminated participant accounts are segregated in the forfeiture fund; these amounts and earnings thereon may be available to reduce AMECO contributions to the Plan. Participants who terminate service by reason of retirement, death or permanent total disability become fully vested upon termination of service.

Income Tax Status

In February 2002, the Plan's Administrative Committee submitted to the Internal Revenue Service a request for the issuance of a favorable determination letter that the Plan qualifies, in form, under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (the Code), and that the underlying trust is, therefore, exempt from federal income taxes under Section 501(a) of the Code. The Plan's Administrative Committee believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt. Accordingly, the accompanying financial statements do not reflect a provision for income taxes.

Investments

The Plan's investments are commingled with the investments of various other employee benefit plans sponsored by Fluor and certain of its subsidiaries and affiliates, in the Fluor Corporation Master Retirement Trust (Master Trust). The Plan's investments are governed by a trust agreement with Bankers Trust Company of California, N.A., a subsidiary of Deutsche Bank (the Trustee). The Plan's commingled investments are held by the Trustee in the following different accounts (Master Trust Accounts):

- Intermediate Bond Account (formerly Global Bond Account) – Invested primarily in obligations issued or guaranteed by the federal government or a state, local or foreign government, commingled pension investment funds, domestic and foreign corporate bonds and debentures, corporate equity securities, and commingled short-term investment funds.

1. Description of the Plan (continued)

Investments (continued)

- U.S. Equity Account – Invested primarily in corporate equity securities listed on U.S. stock exchanges, commingled pension investment funds and commingled short-term investment funds.

- Short-Term Bond Account (formerly Interest Income Plus Account) – Invested primarily in corporate and government obligations, commingled pension investment funds, guaranteed investment contracts issued by insurance companies, and commingled short-term investment funds.

- Alternative Investments Account – Invested primarily in limited partnerships investing in private placements, commingled pension investment funds, mortgage notes receivable, investment properties, and commingled short-term investment funds.

- Non-U.S. Equity Account – Invested primarily in corporate equity securities of foreign corporations, commingled pension investment funds, foreign currency exchange contracts, and commingled short-term investment funds.

- Small Cap U.S. Equity Account – Invested primarily in corporate equity securities listed on U.S. stock exchanges, commingled pension investment funds and commingled short-term investment funds.

- Money Market Account – Invested primarily in commingled short-term investment funds.

- Global Tactical Allocation Account (terminated April, 2001) – Invested primarily in commingled pension investment funds and commingled short-term investment funds and corporate equity securities of U.S. and foreign corporations, obligations issued or guaranteed by the federal government or state, local or foreign government, domestic and foreign corporate bonds and debentures and foreign currency exchange contracts.

All of the Plan's investments, except for participant loans, are commingled with the investments of other employee benefit plans sponsored by Fluor and certain of its subsidiaries and affiliates. These commingled investments are held in trust by the

1. Description of the Plan (continued)

Investments (continued)

Trustee and consist of an allocated portion of the Master Trust Accounts, Fluor common stock, Massey Energy Company (Massey Energy) common stock, Lehman Aggregate Index, S&P 500 Index, EAFE Index, Russell 2000 Index, the Mutual Funds Window, which is a system mechanism to access various selected mutual funds, and the Trustee's Short-Term Investment Fund, which is an interest-bearing cash clearing account for all investment and Plan related transactions.

Participants designate their contributions for investment in one or more of the following investment funds maintained by the Plan: Intermediate Bond Fund (formerly Global Bond Fund); U.S. Equity Fund; Short-Term Bond Fund (formerly Interest Income Plus Fund); Non-U.S. Equity Fund; Small Cap U.S. Equity Fund; Money Market Fund; Balanced Moderate Fund (formerly Global Diversified Fund); Balanced Growth Fund (formerly Global Diversified Plus Fund); Balanced Conservative Fund (formerly Global Diversified Conservative Fund); Fluor Common Stock Fund; Lehman Aggregate Index Fund; S&P 500 Index Fund; EAFE Index Fund; Russell 2000 Index Fund, and the Mutual Fund Window.

The Intermediate Bond Fund participates in the Intermediate Bond Account. The U.S. Equity Fund participates in the U.S. Equity Account. The Short-Term Bond Fund participates in the Short-Term Bond Account. The Non-U.S. Equity Fund participates in the Non-U.S. Equity Account. The Small Cap U.S. Equity Fund participates in the Small Cap U.S. Equity Account. The Money Market Fund participates in the Money Market Account. The Balanced Moderate Fund participates in all of the Master Trust Accounts except for the Money Market Account and the Global Tactical Allocation Account. The Balanced Growth Fund participates in all of the Master Trust Accounts except for the Short-Term Bond Account and the Money Market Account. The Balanced Conservative Fund participates in all of the Master Trust Accounts except for the Alternative Investments Account and the Global Tactical Allocation Account. The Fluor Common Stock Fund invests in Fluor common stock. The Massey Energy Common Stock Fund invests in Massey Energy common stock. The Lehman Aggregate Index Fund invests in Deutsche Bank's Lehman Aggregate Index Fund. The S&P 500 Index Fund invests in Deutsche Bank's S&P 500 Index Fund. The EAFE Index Fund invests in Deutsche Bank's EAFE Index Fund. The Russell 2000 Index Fund invests in Deutsche Bank's Russell 2000 Index Fund. The Mutual Fund Window invests in various selected mutual funds.

An individual account is maintained for each participant in each designated Fund; through July 31, 2001, each account was adjusted monthly for contributions and net

1. Description of the Plan (continued)

Investments (continued)

investment income or loss allocated to the individual participants in each Fund. Beginning August 1, 2001, each account is adjusted daily. As of the beginning of each month, through July 31, 2001, participants could transfer a portion or all of the balance in their accounts from one investment Fund to any other investment Fund. Beginning August 1, 2001, participants are allowed to make transfers on a daily basis.

On November 30, 2000, a reverse spin-off distribution to shareholders was effected which separated Fluor into two publicly traded companies – a "new" Fluor and Massey Energy. The reverse spin-off was accomplished through the distribution of 100% of the common stock of the new Fluor to shareholders of the existing Fluor. As a result, each existing Fluor shareholder received one share of the new Fluor common stock for each share of the existing Fluor common stock and retained their shares in existing Fluor, whose name was changed to Massey Energy.

Participants with a balance in the existing Fluor Common Stock Fund as of November 30, 2000, had their balance "split" on December 1, 2000, of which 70% was allocated to the "new" Fluor Common Stock Fund and 30% was allocated to the Massey Energy Common Stock Fund. Participants may designate investments existing on November 30, 2000 out of, but not into, the Massey Energy Common Stock Fund.

Distributions and Withdrawals

No current income tax liability accrues to Plan participants in connection with the Company's contribution to the Plan, or from interest, dividends and capital gains realized by the Plan. Amounts distributed to the participants are taxable in accordance with Internal Revenue Code rules governing distributions.

Upon retirement, as defined, death or total and permanent disability prior to retirement, or upon reaching age 59-1/2, participants may elect to receive a distribution of all or a part of the balance in their accounts in a lump sum. Participants in the Fluor Common Stock Fund or the Massey Energy Common Stock Fund may request Fluor or Massey common stock shares, respectively. The value of the common stock to be distributed shall be determined by reference to its value in the Fluor Common Stock Fund as of the valuation date coinciding with or following the next date on which such participant retires. Participants who terminate employment with the Company prior to reaching normal retirement age may withdraw all or a part of their account balance at any time. Plan participants whose interest in the Plan is in excess of $5,000, and who terminate

1. Description of the Plan (continued)

Distributions and Withdrawals (continued)

employment with AMECO, may leave the balance in their account invested in the Plan until age 70-1/2.

The Plan allows participants to borrow up to one-half of their vested account balance, not to exceed $50,000. Such loans bear interest at the prime rate and are payable through monthly installments for up to a 15-year period for a primary residence loan or a five-year period for all other loans.

Other Provisions

Participants may contribute funds into the Plan that were received from a previous employer's qualified retirement plan (rollover contribution).

While the Company has not expressed any intent to terminate the Plan, it has the right to do so at any time. In the event of plan termination, participants will become 100% vested in their accounts.

2. Summary of Significant Accounting Policies

Investments

The Plan's investments, including the underlying investments of the Master Trust, are stated at fair value as follows:

> Investments in marketable securities, including Fluor and Massey Energy common stock, are valued at the last reported sale price on the last business day of the plan year. Securities not traded on the last business day are valued at the last reported bid price. Guaranteed investment contracts are valued at fair value using current discount rates. Investments in commingled pension investment funds are valued by the respective fund managers and are reflected at amounts that would be realized upon redemption of the interests in such investment funds.

> Investments in limited partnerships are stated at estimated market values as determined in good faith by the general partner. Investments in real estate are valued based upon independent appraisals. Investments in mortgage notes and certain interest bearing securities are carried at estimated values determined by the Trustee based on current market interest rates or discounted estimated cash flows. Because of the inherent uncertainty of valuation in the absence of readily ascertainable market values, estimated market values of investments in limited partnerships, investments in real estate and mortgage notes may differ significantly from what their values would have been had a ready market for such investments existed.

> The Trustee's Short-Term Investment Fund may be converted to cash upon demand. Such funds earn interest income.

Through July 31, 2001, net investment income (loss) of Master Trust Accounts was allocated monthly to the Plan based on the ratio of market values of the Plan's investment in each Master Trust Account to the total market value of the related Master Trust Account as of the beginning of the month. Effective August 1, 2001, net investment income (loss) of Master Trust Accounts is allocated daily to the Plan based on the ratio of market values of the Plan's investment in each Master Trust Account to the total market value of the related Master Trust Account as of the beginning of the day.

Purchases and sales of investments are recorded on the trade date. Realized gains or losses on sales, redemptions, or distributions of investments are based upon each investment manager's average historical cost. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

2. Summary of Significant Accounting Policies (continued)

Contributions

Contributions are recorded when the Company makes payroll deductions from, or reduces the compensation of, plan participants and accrues the related employer matching contribution, if any. Month-end contributions are pre-funded based on estimated contribution levels resulting in residual contribution receivable and/or payable balances at month end.

Earnings Allocation

Through July 31, 2001, net investment income (loss) of each Fund was allocated monthly to the individual participants' accounts based on a weighted average of each participant's balance to the total of all participants' balances during the month. Effective August 1, 2001, net investment income (loss) of each Fund is allocated daily to the individual participants' accounts with all funds being unitized. Earnings are allocated at the unit level.

Benefit Payments

Benefits due to terminated participants and participant withdrawals are recorded on the date distributions are made. Amounts included in net assets available for benefits, which are allocated to accounts of terminated participants who have withdrawn from the earnings and operations of the Plan as of December 31, 2001 and 2000, aggregated $19,000 and $155,603, respectively. These amounts account for the differences in net assets available for benefits and benefits paid between the financial statements and the Form 5500. Furthermore, a difference of $28,694 exists between the financial statements and the Form 5500, resulting from asset transfers from other plans, which had not been made as of December 31, 2000, for participants who transferred from other plans. No asset transfer differences exist as of December 31, 2001.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Administration of the Plan

The Plan is managed by an Administrative Committee and an Investment Committee appointed by the Company. The Administrative Committee interprets the Plan's documents and administers the Plan. The Investment Committee establishes investment policies and objectives including the Master Trust Accounts' portfolio diversification and risk concentration. The Investment Committee may appoint professional investment managers to manage the Master Trust Accounts' investments in accordance with ERISA requirements and the Investment Committee guidelines.

The Plan is exposed to credit loss on directly and indirectly owned investments and such credit loss is limited to the carrying value of the investments. The Plan's concentrations of credit risk are dictated by the Plan's provisions as well as those of ERISA and participants' investment preferences *(Note 1)*. The Investment Committee believes that no significant concentrations of credit risk exist within any Master Trust Account at December 31, 2001.

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS No. 133), as amended and interpreted. SFAS No. 133 establishes new requirements for recording derivatives and hedging activities. This statement was adopted by the Plan on January 1, 2001. The Plan's investments in Master Trust Accounts, including any derivative instruments and embedded derivatives, are recorded at their fair values with changes in fair value reported in the statement of changes in net assets available for benefits. Accordingly, the adoption of SFAS No. 133 did not have a significant impact on the Plan's financial statements.

The Master Trust Agreement requires that the Trustee hold the Plan's assets in a master trust and administer and distribute those assets in accordance with the Plan and the instructions of the Administrative Committee, the Investment Committee or their designees.

Fluor charged the Plan for certain administrative expenses aggregating $176,000 and $11,000 for the years ended December 31, 2001 and 2000, respectively.

AMECO and Subsidiaries Salaried Employees
401(k) Retirement Plan

Notes to Financial Statements (continued)

4. Master Trust Accounts

Assets

The fair value of the commingled investments held in the Master Trust Accounts at December 31, 2001 and 2000 are summarized as follows:

(In thousands)	2001	2000
Intermediate Bond Account		
Bonds and notes	$ 149,411	$ 220,219
Government securities	145,382	168,971
Commingled short-term investment funds	68,111	4,066
Securities lending collateral - cash	40,785	72,560
Commingled pension investment funds	25,018	63,142
Due from (to) brokers for securities sold (purchased), net	4,278	(27,870)
Investment income receivable, net	2,917	5,731
Corporate equity securities	1,574	5,172
Cash and foreign currency	723	66
Obligation to return collateral	(40,785)	(72,560)
Foreign currency exchange contracts	—	(16)
Investment management fees payable	—	(238)
	$ 397,414	$ 439,243
U.S. Equity Account		
Corporate equity securities	$ 567,854	$ 827,251
Commingled pension investment funds	106,574	1,167
Securities lending collateral - cash	28,968	210
Commingled short-term investment funds	15,406	10,493
Investment income receivable, net	503	825
Government securities	100	99
Due to brokers for securities purchased, net	(4,063)	(2,777)
Obligation to return collateral	(28,968)	(210)
Investment management fees payable	—	(1,289)
	$ 686,374	$ 835,769

Notes to Financial Statements (continued)

4. Master Trust Accounts (continued)

Assets (continued)

(In thousands)

	2001	2000
Short-Term Bond Account		
Government securities	$ 122,254	$ 110,852
Bonds and notes	97,768	66,959
Securities lending collateral - cash	62,306	51,741
Commingled pension investment funds	11,519	7,501
Guaranteed investment contracts	8,864	10,855
Commingled short-term investment funds	2,988	1,129
Foreign currency and cash	2,382	2,715
Investment income receivable, net	1,683	1,657
Due to brokers for securities purchased, net	(29,119)	(45,546)
Obligation to return collateral	(62,306)	(51,741)
Investment management fees payable	—	(20)
Foreign currency exchange contracts	—	(287)
	$ 218,339	$ 155,815
Alternative Investments Account		
Interests in limited partnerships	$ 49,857	$ 55,455
Commingled pension investment funds	8,387	11,461
Commingled short-term investment funds	484	197
Mortgage notes secured by real estate	89	89
Cash	19	19
Due from brokers for securities sold, net	85	340
Investment properties	—	932
Investment income receivable, net	—	3
	$ 58,921	$ 68,496
Non-U.S. Equity Account		
Corporate equity securities	$ 101,558	$ 93,987
Commingled pension investment funds	67,015	109,655
Securities lending collateral - cash	27,886	6,187
Commingled short-term investment funds	2,379	158
Investment income receivable	238	277
Foreign currency and cash	46	3,470
Foreign currency exchange contracts	(1)	—
Due (to) from brokers for securities (purchased) sold, net	(486)	22
Obligation to return collateral	(27,886)	(6,187)
Investment management fees payable	—	(22)
	$ 170,749	$ 207,547

17

AMECO and Subsidiaries Salaried Employees
401(k) Retirement Plan

Notes to Financial Statements (continued)

4. Master Trust Accounts (continued)

Assets (continued)

(In thousands)	2001	2000
Small Cap U.S. Equity Account		
Corporate equity securities	$ 72,943	$ 113,482
Commingled pension investment funds	62,808	16,337
Securities lending collateral - cash	20,145	2
Commingled short-term investment funds	2,069	5,090
Investment income receivable	58	129
Due to brokers for securities purchased, net	(635)	(749)
Obligation to return collateral	(20,145)	(2)
Investment management fees payable	—	(258)
	$ 137,243	$ 134,031
Money Market Account		
Commingled short-term investment funds	$ 187,638	$ 138,912
Interest receivable	372	770
Due to brokers for securities purchased, net	(4)	—
	$ 188,006	$ 139,682
Global Tactical Allocation Account		
Commingled pension investment funds	$ —	$ 74,141
Government securities	—	3,196
Foreign currency exchange contracts	—	1,006
Commingled short-term investment funds	—	221
Cash and foreign currency	—	124
Investment income receivable, net	—	71
Due from brokers for securities sold, net	—	26
Investment management fees payable	—	(73)
	$ —	$ 78,712

4. Master Trust Accounts (continued)

Assets (continued)

As a result of having investments denominated in foreign currencies, the Intermediate Bond Account, Short-Term Bond Account, Non-U.S. Equity Account, and Global Tactical Allocation Account (the Intermediate Bond, Short-Term Bond, Non-U.S., and Global Tactical Accounts) are subject to the effect of foreign exchange rate fluctuations. These accounts purchase foreign currency forward contracts with maturities of less than six months to manage their exposure from market fluctuations impacting the various currencies in which investments are denominated. These contracts represent commitments to either purchase or sell a variety of foreign currencies, at specified prices and various dates. Open positions are generally closed prior to settlement, limiting cash requirements to the change in value of the underlying currencies. Foreign currency forward contracts are valued at the difference in the U.S. dollar value of such contracts translated at the original contract rate versus the forward rate on the last business day of the plan year, with changes in fair market values reflected directly in net investment income. The Intermediate Bond, Short-Term Bond, Non-U.S. and Global Tactical Accounts are subject to credit loss in the event of nonperformance by counterparties (generally AA rated international banks) to the foreign currency forward contracts. The Investment Committee does not anticipate nonperformance by any of these counterparties. The following is a summary of the aggregate notional amounts and fair values of open foreign currency purchase and sale positions held by the Intermediate Bond, Short-Term Bond, Non-U.S. and Global Tactical Accounts at December 31, 2001 and 2000 (in thousands of U.S. dollars):

Notes to Financial Statements (continued)

4. Master Trust Accounts (continued)

Assets (continued)

	Notional Amount	Fair value
Intermediate Bond Account		
2000		
Contracts to sell foreign currencies	$1,022	$ (95)
Contracts to purchase foreign currencies	1,175	79
Short-Term Bond Account		
2000		
Contracts to sell foreign currencies	4,777	(440)
Contracts to purchase foreign currencies	1,622	153
Non-U.S. Equity Account		
2001		
Contracts to sell foreign currencies	**317**	**(1)**
Contracts to purchase foreign currencies	**194**	—
Global Tactical Allocation Account		
2000		
Contracts to sell foreign currencies	18,646	(360)
Contracts to purchase foreign currencies	39,740	1,366

4. Master Trust Accounts (continued)

Assets (continued)

Net recognized losses related to foreign exchange forward contracts for the year ended December 31, 2001 aggregated $(352,000), $(17,000), $(953,000), and $(1,269,000) for the Intermediate Bond, Short-Term Bond, Non-U.S., and Global Tactical Accounts, respectively. These losses were primarily due to hedging foreign currency positions back into the U.S. dollar. During the year ended December 31, 2001, the average notional amounts of foreign currency purchase and sale forward contracts were $24,394,000 and $24,365,000, $746,000 and $422,000, and $17,960,000 and $18,327,000 for the Intermediate Bond, Non-U.S., and Global Tactical Accounts, respectively.

Net recognized gains (losses) related to foreign exchange forward contracts for the year ended December 31, 2000 aggregated $1,156,000, $(691,000), $(702,000), and $(2,722,000) for the Intermediate Bond, Short-Term Bond, Non-U.S., and Global Tactical Accounts, respectively. These gains (losses) were also primarily due to hedging foreign currency positions back into the U.S. dollar. During the year ended December 31, 2000, the average notional amounts of foreign currency purchase and sale forward contracts were $3,652,000 and $3,622,000, $3,792,000 and $3,894,000, $366,000 and $363,000, and $66,911,000 and $67,545,000 for the Intermediate Bond, Short-Term Bond, Non-U.S., and Global Tactical Accounts, respectively.

The Master Trust has a security lending program with the Trustee whereby the Trustee is authorized to lend securities owned by the Master Trust (other than Fluor and Massey Energy common stock, investment properties, mortgage notes, real estate funds and commingled funds) to a select number of qualified borrowers (generally national and international brokerage firms). Pursuant to the agreement, security borrowers are authorized to use borrowed securities to settle trades and are committed to return the securities to the Master Trust. All borrowed securities are secured by collateralized assets held by the Trustee which have a fair value no less than the fair value of the borrowed securities at all times. In the event a security borrower is unable to fulfill its obligation to return borrowed securities and the collateral is not sufficient to purchase identical securities, the deficiency is allocated to all entities participating in the Trustee's security lending program on a pro-rata basis. No such deficiencies were allocated to the Master Trust during the years ended December 31, 2001 and 2000. The aggregate percentage of security values that may be on loan, at any point in time, may not exceed 40% of the Master Trust's lendable portfolio. At December 31, 2001 and 2000, the fair value of securities loaned by the Master Trust approximated $175,868,000 and $127,534,000, respectively, and the fair value of cash collateral held by the Master Trust approximated $180,090,000 and $130,700,000, respectively. Net fees aggregating $705,000 and $498,000 were earned under the lending agreement during the years ended December 31, 2001 and 2000, respectively.

4. Master Trust Accounts (continued)

Assets (continued)

At December 31, 2001 and 2000, the Plan held the following undivided percentage interests in the Master Trust Accounts:

	2001	2000
Intermediate Bond Account	**0.45%**	0.29%
U.S. Equity Account	**0.91**	0.73
Short-Term Bond Account	**0.77**	0.98
Alternative Investments Account	**0.27**	0.20
Non-U.S. Equity Account	**0.51**	0.38
Small Cap U.S. Equity Account	**0.55**	0.41
Money Market Account	**1.14**	1.11
Global Tactical Allocation	—	0.38

4. Master Trust Accounts (continued)

Income

Net investment income (loss) of the Master Trust Accounts for the years ended December 31, 2001 and 2000 is summarized as follows:

(In thousands)	**2001**	2000
Intermediate Bond Account		
Interest	$ 23,324	$ 34,297
Net appreciation including foreign currency translation and transaction gains and losses	4,002	15,699
Dividends	335	749
Other income	192	143
Investment management and administrative expenses	(1,477)	(1,418)
Net investment income	$ 26,376	$ 49,470
U.S. Equity Account		
Dividends	$ 8,609	$ 13,040
Interest	610	3,024
Other income	189	198
Investment management and administrative expenses	(3,333)	(4,653)
Net depreciation	(103,599)	(69,626)
Net investment loss	$ (97,524)	$ (58,017)
Short-Term Bond Account		
Interest	$ 11,664	$ 9,239
Net appreciation	5,729	4,023
Other income	161	48
Investment management and administrative expenses	(513)	(331)
Net investment income	$ 17,041	$ 12,979
Alternative Investments Account		
Real estate and limited partnerships	$ 431	$ 1,890
Interest	129	763
Investment management and administrative expenses	(173)	(190)
Net depreciation (appreciation)	(4,376)	3,647
Net investment (loss) income	$ (3,989)	$ 6,110

AMECO and Subsidiaries Salaried Employees
401(k) Retirement Plan

Notes to Financial Statements (continued)

4. Master Trust Accounts (continued)

Income (continued)

(In thousands)	2001	2000
Non-U.S. Equity Account		
Dividends	$ 1,332	$ 1,138
Interest	279	248
Other income	48	41
Investment management and administrative expenses	(1,394)	(1,260)
Net depreciation including foreign currency translation and transaction gains and losses	(37,734)	(52,468)
Net investment loss	$ (37,469)	$ (52,301)
Small Cap U.S. Equity Account		
Dividends	$ 1,098	$ 1,157
Interest	201	368
Other income	115	68
Investment management and administrative expenses	(930)	(1,067)
Net (depreciation) appreciation	(1,945)	3,019
Net investment (loss) income	$ (1,461)	$ 3,545
Money Market Account		
Interest	$ 6,608	$ 8,216
Investment management and administrative expenses	(14)	(9)
Net investment income	$ 6,594	$ 8,207
Global Tactical Allocation Account		
Interest	$ 163	$ 4,322
Other income	3	—
Investment management and administrative expenses	—	(370)
Net depreciation	(3,419)	(7,833)
Net investment loss	$ (3,253)	$ (3,881)

24

AMECO and Subsidiaries Salaried Employees
401(k) Retirement Plan

Notes to Financial Statements (continued)

4. Master Trust Accounts (continued)

Income (continued)

The Plan's share in net investment income/loss of Master Trust Accounts for the years ended December 31, 2001 and 2000 is as follows:

	2001	2000
Intermediate Bond Account	**0.35%**	0.17%
U.S. Equity Account	**0.72**	0.63
Short-Term Bond Account	**1.04**	0.97
Alternative Investments Account	**0.19**	0.08
Non-U.S. Equity Account	**0.39**	0.26
Small Cap U.S. Equity Account	**(0.67) ***	0.03
Money Market Account	**1.21**	1.02
Global Tactical Allocation Account	**0.38**	0.34

* The Plan's share in the investment income/loss of the Small Cap U.S. Equity Account (Small Cap Account) for the year ended December 31, 2001 was a net investment income compared to a net investment loss for the Small Cap Account in total. The timing of the Plan's contributions, asset transfers and distributions activity in the Small Cap Account caused the Plan's share in the Small Cap Account to be greater during periods of net investment income than in periods of net investment losses.

AMECO and Subsidiaries Salaried Employees
401(k) Retirement Plan

Notes to Financial Statements (continued)

4. Master Trust Accounts (continued)

Income (continued)

The components of net appreciation (depreciation) in fair value of investments held by Master Trust Accounts for the years ended December 31, 2001 and 2000 are as follows (including realized gains and losses on investments that were both bought and sold during the respective years):

	Intermediate Bond Account	U.S. Equity Account	Short-Term Bond Account	Alternative Investments Account	Non-U.S. Equity Account	Small Cap U.S. Equity Account	Global Tactical Allocation Account
				(In thousands)			
2001							
Investments at fair value as determined by quoted market price:							
Government securities	$ 2,481	$ —	$3,139	$ —	$ —	$ —	$ 13
Corporate equity securities	152	(86,867)	—	—	(18,637)	(4,473)	—
Foreign currency forward contracts	(352)	—	(17)	—	(953)	—	(1,269)
Bonds and notes	(2,228)	—	2,534	—	—	—	—
Investments at estimated fair value:							
Commingled pension investment funds	3,949	(16,732)	73	(2,294)	(18,144)	2,528	(2,163)
Investment properties	—	—	—	92	—	—	—
Interests in limited partnerships	—	—	—	(2,174)	—	—	—
Total	$ 4,002	$(103,599)	$5,729	$(4,376)	$(37,734)	$(1,945)	$(3,419)

Notes to Financial Statements (continued)

4. Master Trust Accounts (continued)

Income (continued)

	Global Bond Account	U.S. Equity Account	Interest Income Plus Account	Alternative Investments Account	Non-U.S. Equity Account	Small Cap U.S. Equity Account	Global Tactical Allocation Account
				(In thousands)			
2000							
Investments at fair value as determined by quoted market price:							
Government securities	$10,616	$ —	$2,850	$ —	$ —	$ —	$ 448
Corporate equity securities	(778)	(62,087)	—	—	(17,716)	5,059	—
Foreign currency forward contracts	1,156	—	(691)	—	(702)	—	(2,722)
Bonds and notes	922	—	7,904	—	—	—	—
Investments at estimated fair value:							
Commingled pension investment funds	3,783	(7,539)	(6,040)	(1)	(34,050)	(2,040)	(5,559)
Investment properties	—	—	—	(226)	—	—	—
Interests in limited partnerships	—	—	—	3,874	—	—	—
Total	$15,699	$(69,626)	$4,023	$3,647	$(52,468)	$3,019	$(7,833)

AMECO and Subsidiaries Salaried Employees
401(k) Retirement Plan

Notes to Financial Statements (continued)

5. Fluor Common Stock

Investments in Fluor common stock at December 31, 2001 and 2000 are summarized as follows:

	2001		2000	
	Number of shares	Fair value	Number of shares	Fair value
Fluor Common Stock Fund	28,371	$1,061,087	33,264	$1,099,777

6. Massey Energy Common Stock

Investments in Massey Energy common stock at December 31, 2001 and 2000 are summarized as follows:

	2001		2000	
	Number of shares	Fair value	Number of shares	Fair value
Massey Energy Common Stock Fund	24,914	$516,462	32,922	$419,753

Supplemental Schedule

AMECO and Subsidiaries Salaried Employees
401(k) Retirement Plan

Schedule of Assets (Held at End of Year)

December 31, 2001

Identity of Issue	Description of Asset	Cost	Current Value
Loans to Participants	Interest rates ranging from 4.75% to 9.50%	$ —	$764,018

Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8) No. 333-63858 pertaining to the AMECO and Subsidiaries Salaried Employees 401(k) Retirement Plan of Fluor Corporation of our report dated June 24, 2002, with respect to the financial statements and schedule of the AMECO and Subsidiaries Salaried Employees 401(k) Retirement Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2001.

Ernst & Young LLP

Irvine, California
June 24, 2002